UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

YS Biopharma Announces Appointment of New Directors

On February 14, 2024, YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”, and together with its subsidiaries, “YS Group”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, announced the appointment of six new members to its Board of Directors (the “Board”), effective February 13, 2024. The six new directors are: Dr. Yuntao Cui; Dr. Jin Wang; Mr. Henry Chen; Mr. Haitao Zhao; Mr. Pierson Yue Pan; and Ms. Brenda Chunyuan Wu. In addition to the new appointments, the Board has elected Dr. Ajit Shetty, who had served as the Company’s Interim Chairperson of the Board since December 9, 2023, as Chairperson of the Board, effective February 13, 2024.

This Current Report on Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-1 (File No. 333-271221) and Form S-8 (File No. 333-273165), to the extent not superseded by documents or reports subsequently filed.

A copy of the press release regarding the appointments is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release - YS Biopharma Announces Appointment of New Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: February 14, 2024	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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